Arrow Cars International Inc.
                   Calle de Escritor Herrara Santaolala, No. 2
                         Churriana, Malaga, Spain 29140


                                  July 8, 2013


Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F St. N.E.
Washington D.C. 20549

Attention: Justine Dobbie, Legal Branch Chief
           Sonia Bednarowski, Esq.
           Mr. Juan Migone
           Mr. David Humphrey

Re: Arrow Cars International Inc.
    Amendment No. 6 to Registration Statement on Form S-1
    Filed July 1, 2013
    File No. 333-184611

Dear Madam or Sir:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended ("Act"), the undersigned hereby requests that the effective date of the above referenced Registration Statement be accelerated so that the Registration Statement may become effective at 4:00 p.m., Eastern Daylight Time, on July 10, 2013, or as soon thereafter as practicable. Please call our securities counsel, David E. Wise, Esq. at (210) 323-6074 as soon as our Registration Statement is effective.

     By making this request for acceleration, the undersigned and the Company hereby acknowledge and accept their respective responsibilities under the Act and the Securities Exchange Act of 1934.

     The Company also acknowledges that:

     1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     2. The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     3. The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Arrow Cars International Inc.


By: /s/ Jeremy Harris
   -------------------------------------
   Jeremy Harris
   President and Chief Executive Officer